Exhibit 99.1

GW Pharmaceuticals and the Government of New South Wales Announce
a Strategic Agreement to Study Epidiolex® and CBDV
in a Clinical Trial and Research Program for Children with Epilepsy

London, UK, 27 Oct 2015: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, today announced that a Memorandum of Understanding (MOU) has been signed with the Government of New South Wales (NSW) in Australia to progress a research program for Epidiolex® (cannabidiol or CBD) and cannabidivarin (CBDV) in children with severe, drug resistant childhood epilepsy.

“GW is pleased to have been able to respond to the needs of the New South Wales government and its citizens by establishing this research program for cannabinoid-based medicines in children with treatment resistant epilepsy,” stated Justin Gover, GW’s Chief Executive Officer. “As part of this research partnership, GW expects to advance clinical trials in Australia for both Epidiolex and our earlier stage pipeline product CBDV.”

“This confirms NSW’s position as a world leader in cannabinoid research and demonstrates the determination of our Government to ensure we secure these groundbreaking trials,” stated NSW Premier Mike Baird. “Our research and development is driven by compassion for those suffering so we hope that these initiatives will bring relief to many children and their loved ones.”

The MOU will facilitate:

•	A world first, Phase 2 clinical trial in children for GW’s novel product containing the cannabinoid cannabidivarin (CBDV)
•	A compassionate access program for Epidiolex which is currently in Phase 3 clinical trials with the U.S. Food and Drug Administration for Dravet syndrome and Lennox-Gastaut syndrome, two rare, extremely debilitating epilepsy syndromes that begin in infancy or early childhood.
•	Provision for NSW to host additional Phase 3 clinical trials of Epidiolex in children with treatment-resistant epilepsy
•	A Phase 4 clinical trial of Epidiolex based on Phase 3 studies

As part of this agreement, the NSW Government is providing $3.5 million to the Sydney Children's Hospitals Network to lead this world first, Phase 2 clinical trial of CBDV in children, which is expected to commence in 2016. Like CBD, CBDV does not produce the psychoactive effects associated with herbal cannabis.

The agreement also delivers a compassionate access program for Epidiolex for a small number of children who are too sick to participate in a clinical trial, due to the unrelenting nature of their epilepsy. To date, Australian children have had great difficulty accessing this drug. The partnership between the NSW Government and GW Pharmaceuticals also means NSW could host additional clinical trials in the future, including an international Phase 3 trial for children with Tuberous Sclerosis Complex. The agreement also includes a future Phase 4 clinical trial of Epidiolex for children with severe, drug resistant epilepsy which will be led by clinicians at the Sydney Children’s Hospitals Network and which would take place following completion of the ongoing Phase 3 trials. The goal will be to gather local medication safety data which will support an application to the Australian Therapeutic Goods Administration to make the product more widely available, if proven safe and effective.

The MOU, between the NSW Government and GW Pharmaceuticals, comes as part of the NSW Government’s $21 million commitment to support medicinal cannabis reforms.

About GW Pharmaceuticals plc

GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. In 17 years of operations, GW has established a world leading position in the development of plant-derived cannabinoid therapeutics through its proven drug discovery and development processes, intellectual property portfolio and regulatory and manufacturing expertise. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome and Lennox-Gastaut syndrome, two rare and extremely debilitating epilepsy syndromes that begin in infancy or early childhood. Epidiolex is also expected to enter Phase 3 clinical trials in the treatment of Tuberous Sclerosis Complex. GW has a deep pipeline of additional cannabinoid product candidates which includes compounds in Phase 1 and 2 development for both orphan (Neonatal Hypoxic Ischemic Encepholapthy and glioma) and non-orphan (type 2 diabetes and schizophrenia) indications. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding the therapeutic benefit, safety profile and commercial value of the company's investigational drug Epidiolex® and cannabidivarin (CBDV), the development and commercialization of Epidiolex and CBDV, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, CBDV, and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway	+ 44 20 3727 1000